UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: July 31, 2012

For immediate release

July 31, 2012

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Revision of Forecast for Performance

Based on the recent trends of business performances, the forecast consolidated business results for the year ending March 31, 2013, which were announced on April 27, 2012, were revised as stated below.

1. Revised Forecast for Consolidated Performance

	For the six months ending September 30, 2012
	Yen (millions)								Yen
	Net sales		Operating income		Income before income taxes		Net income attributable to Makita Corporation		Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	150,500		22,600		22,700		15,400		113.44
Revised forecast (B)	144,000		21,600		19,200		13,400		98.71
Change (B-A)	(6,500)		(1,000)		(3,500)		(2,000)		—
Percentage revision	(4.3%	)	(4.4%	)	(15.4%	)	(13.0%	)	—
Actual results for the previous period ended September 30, 2011	153,036		26,953		24,514		17,104		124.16

	For the year ending March 31, 2013
	Yen (millions)								Yen
	Net sales		Operating income		Income before income taxes		Net income attributable to Makita Corporation		Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	301,500		44,000		44,200		30,000		220.99
Revised forecast (B)	280,000		38,000		35,000		24,000		176.80
Change (B-A)	(21,500)		(6,000)		(9,200)		(6,000)		—
Percentage revision	(7.1%	)	(13.6%	)	(20.8%	)	(20.0%	)	—
Actual results for the previous year ended March 31, 2012	295,711		48,516		46,963		32,497		236.78

2. Reasons for Revision of Forecast

Our sales during the first quarter of the current fiscal year as a whole were, although with some variations by regions, about the same level as we had expected. We revise our forecasts, however, since the yen appreciation against foreign currencies including euro has been higher than our projection that was published on April 27, 2012.

The above forecast is based on the assumption of exchange rates of 78 yen to the U.S. dollar and 93 yen to the euro for the nine months period ending March 31, 2013, and 79 yen to the U.S. dollar and 95 yen to the euro for the year ending March 31, 2013.

(Reference): Our previous exchange rates that we announced on April 27, 2012 were 81 yen to the U.S. dollar and 107 yen to the euro.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.

Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese	1